Sun Life Financial reports
record operating EPS of $0.85, up 10% over Q1 2005
Operating ROE up 60 basis points
Toronto – April 27, 2006 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record operating earnings of $493 million or $0.85 per share for the quarter ended March 31, 2006. Operating earnings per share (EPS) were up 10% (14% in constant currency) over the first quarter of 2005. Operating return on equity (ROE) grew to 13.2% for the quarter, up from 12.6% in the first quarter of 2005. Operating earnings exclude a $2 million after-tax integration charge to earnings related to the acquisition of CMG Asia Limited and CommServe Financial Limited (collectively CMG Asia). Including this charge, EPS and ROE for the quarter were $0.84 and 13.1%, respectively.
“We made significant progress in the integration of CMG Asia during the quarter,” said Donald A. Stewart, Chief Executive Officer. “This important advancement in Hong Kong positions us for continued growth in Asia, while demonstrating Sun Life Financial’s integration capabilities internationally.
“We further expanded the Company’s distribution reach by entering into new distribution relationships in the United States, increasing our sales force and bancassurance alliances in India, and launching operations in additional cities in China. The quarter reflects our ability to grow through strategic acquisitions and by building scale organically through distribution,” he said.
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “Strong earnings performance and effective capital management contributed to the 10% increase (14% in constant currency) in operating EPS and the 60 basis point improvement in operating ROE over the first quarter of 2005.”
Financial Highlights
•	Operating ROE increased 60 basis points (80 basis points in constant currency) to 13.2% from 12.6% in the first quarter of 2005.
•	Operating EPS for the quarter increased 10% (14% in constant currency) compared to the first quarter of 2005.
•	Sun Life Financial repurchased more than 2 million common shares during the quarter at an average price of $49.34 under its share repurchase program.
•	The Company declared $160 million in common shareholder dividends during the quarter, representing a payout ratio of 32%.
•	Sun Life Financial completed a $700 million domestic public offering of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036.
•	Sun Life Financial completed a domestic public offering of $250 million of Class A Non-Cumulative Preferred Shares Series 3 at $25 per share yielding 4.45% annually.
First Quarter 2006 / www.sunlife.com 1

Operational Highlights
During the first quarter of 2006, the Company progressed on a number of fronts, creating value through profitable growth, innovation and operational excellence.
•	Sun Life Financial U.S. (SLF U.S.) and M Financial Group announced an agreement to offer Sun Life Financial’s insurance and annuity products and services to M Financial Group’s member firms and their high net worth clients. With over 110 member firms in 35 states, M Financial Group is one of the leading distributors of financial products and services in the United States.
•	SLF U.S. was chosen as the exclusive provider of group life and disability benefits to Medical Group Insurance Services, Inc., the largest provider of long-term disability insurance to physician group practices in the United States.
•	SLF U.S. has partnered with United Concordia Companies, Inc. (UCCI), one of the largest dental insurers in the United States, in a new marketing arrangement that gives SLF U.S. the ability to distribute UCCI’s group dental products packaged with SLF U.S.’s group life and disability products.
•	Assets under management (AUM) at Sun Life Financial were a record C$402 billion at March 31, 2006, driven in part by the US$8 billion increase during the quarter at MFS, where AUM reached a record US$170 billion.
•	Sun Life Financial Canada’s Group Retirement Services business unit led the Canadian industry with 38% of defined contribution sales in 2005.
•	In India, the direct sales force of Birla Sun Life Insurance Company Limited (Birla Sun Life) crossed the 16,000 mark, contributing to a 37% year-over-year growth in sales in local currency.
•	Birla Sun Life finalized bancassurance agreements with five cooperative banks in India. The bancassurance channel contributed approximately 40% of total individual life sales for Birla Sun Life.
•	Sun Life Financial Hong Kong substantially completed the integration of all new business functionality and product features for CMG Asia by March 1, 2006.
•	Underscoring the Company’s commitment to best practices in corporate governance, the Board of Directors adopted a majority voting policy for uncontested director elections.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, financial performance measures prepared on a constant currency basis and ROE for the Company’s business segments. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
First Quarter 2006 / www.sunlife.com 2

Analysts’ Conference Call
The Company’s first quarter 2006 financial results and 2005 embedded value will be reviewed at a conference call today at 4:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q1 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast, will be provided along with links to related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2006, the Sun Life Financial group of companies had total assets under management in excess of $400 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com
First Quarter 2006 / www.sunlife.com 3

Management’s Discussion & Analysis
Management’s Discussion & Analysis
for the period ended March 31, 2006
Dated April 27, 2006
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results
	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05
Revenues ($mm)	5,315	5,338	5,504	5,988	5,088
Common Shareholders’ Net Income ($mm)	491	478	430	477	458
Operating Earnings[1]($mm)	493	490	481	477	458
Earnings per Common Share (EPS) ($)	0.84	0.82	0.74	0.81	0.77
Operating EPS[1]($)	0.85	0.84	0.82	0.81	0.77
Fully Diluted Operating EPS[1]($)	0.84	0.83	0.82	0.81	0.77
Return on Common Equity (ROE) (%)	13.1	13.0	11.7	13.0	12.6
Operating ROE[1](%)	13.2	13.3	13.1	13.0	12.6
Average Common Shares Outstanding (mm)	581.8	582.8	584.2	587.4	591.8
S&P500 Index (daily average)	1,283	1,232	1,223	1,181	1,192
S&P500 Index (close)	1,295	1,248	1,229	1,191	1,181
Sun Life Financial Inc.2 reported common shareholders’ net income of $491 million for the first quarter ended March 31, 2006, up $33 million from $458 million in the first quarter of 2005. The increase in common shareholders’ net income was primarily the result of increased earnings in Sun Life Financial U.S. and the contribution from the acquisition of CMG Asia Limited and CommServe Financial Limited (collectively CMG Asia). The strengthening of the Canadian dollar reduced earnings by $18 million. ROE for the first quarter of 2006 was 13.1% compared with 12.6% for the first quarter of 2005. The 50 basis point improvement was the result of improved earnings and the repurchase of common shares. EPS were $0.84, 9% higher than the $0.77 reported in the prior year.
Operating EPS, which do not include the $2 million after-tax charge for integration costs associated with the CMG Asia acquisition, were $0.85 for the first quarter of 2006 up 10% (14% in constant currency) from the first quarter of 2005. Operating ROE reached 13.2%, up 60 basis points (80 basis points in constant currency) from the first quarter of 2005.

[1]	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fonde de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006, respectively. See “Use of Non-GAAP Financial Measures”.

[2]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
First Quarter 2006 / www.sunlife.com 4

Management’s Discussion & Analysis
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s first quarter 2006 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.
SLF Canada

	Quarterly Results
	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05
Revenues ($mm)	2,255	2,288	2,120	2,104	2,146
Premiums & Deposits ($mm)	4,989	4,137	3,501	3,800	5,412
Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	150	131	128	145	168
Group Benefits	37	85	69	54	38
Group Wealth[1]	47	38	31	37	39

Total	234	254	228	236	245
ROE (%)	13.7	15.1	13.5	14.2	14.8

[1]	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings decreased by 4% compared to the first quarter of 2005 primarily due to unusually favourable annuity mortality experience in Individual Insurance & Investments in 2005.
•	Individual Insurance & Investments earnings for the first quarter of 2006 decreased by 11% over the first quarter of 2005 mainly due to unusually favourable annuity mortality experience in 2005. Earnings from CI Financial Inc. (CI) were $3 million lower than in the first quarter of 2005, as the rise in CI’s stock price resulted in additional stock-based compensation.
•	Group Benefits earnings for the first quarter of 2006 decreased by 3% over the first quarter of 2005 as long-term disability claims were higher in the current quarter.
•	Group Wealth earnings for the first quarter of 2006 grew by 21% over the first quarter of 2005 reflecting higher equity markets and business growth.
SLF Canada continues to strengthen its market position in all lines of business through distribution and product innovation. Group Retirement Services led the Canadian industry with 38% of defined contribution sales in 2005 and terminated plan member asset retention for the first quarter increased 16% over the same period last year. Individual Insurance & Investments introduced an improved Critical Illness product with enhanced return of premium options and reduced minimum benefit amounts and excellent progress was made in growing wholesale distribution.
First Quarter 2006 / www.sunlife.com 5

Management’s Discussion & Analysis
SLF U.S.

	Quarterly Results
	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05
Revenues (US$mm)	1,734	1,699	2,020	2,281	1,539
Revenues (C$mm)	2,001	1,994	2,443	2,835	1,889
Common Shareholders’ Net Income (US$mm)
Annuities	85	84	78	72	34
Individual Life	23	34	21	20	25
Group Life & Health	—	10	10	15	6

Total (US$mm)	108	128	109	107	65
Total (C$mm)	125	149	133	132	81
ROE (%)	12.9	15.6	13.6	13.8	8.6
Earnings for SLF U.S. rose 54% compared to the first quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$8 million compared to the first quarter of 2005.
In U.S. dollars, earnings of US$108 million were 66% higher than in the first quarter of 2005. Earnings increased this quarter as a result of improved interest spreads of US$13 million, partially offset by unfavourable group claims experience of US$7 million and the net impact of US$4 million on the transfer of MFS Retirement Services Inc. (RSI), MFS’s 401(k) administration and recordkeeping business, to SLF U.S. The remaining increase in earnings was the result of changes in equity markets. Increases in equity markets during the first quarter of 2006 contributed to SLF U.S. earnings, in contrast to first quarter of 2005 earnings which were dampened by equity market declines. The increase in equity markets has significantly reduced the Company’s exposure to guaranteed minimum death benefits. Accordingly, future equity market improvements may have a less pronounced impact on Annuities earnings.
•	Annuities earnings increased US$51 million compared to the first quarter of 2005 as a result of stronger equity market performance and improved interest spreads, partially offset by the transfer of RSI to SLF U.S.
•	Individual Life earnings were US$2 million lower than in the first quarter of 2005 as the favourable impact of the lower cost funding solution for universal life product reserves and improved mortality were more than offset by lower earnings from the offshore universal life business, which were unusually high in the first quarter of 2005.
•	Group Life & Health earnings decreased US$6 million compared to the first quarter of 2005 due to unfavourable claims experience.
SLF U.S. continued to execute its organic growth strategy by significantly increasing its distribution capabilities during the first quarter of 2006. Following its recent agreement with National Financial Partners, SLF U.S. reached agreements with M Financial Group, one of the United States’ leading distributors of financial products and services to affluent markets, and Medical Group Insurance Services, Inc., the nation’s largest provider of insurance products to physician group practices. In addition, SLF U.S. and United Concordia Companies, Inc. (UCCI), one of the largest dental insurers in the country, announced a new marketing arrangement that gives SLF U.S. the ability to distribute UCCI’s group dental products packaged with SLF U.S.’s group life and disability products. Finally, the repositioning of RSI as an SLF U.S. business unit in the first quarter of 2006 provides SLF U.S. with an established distribution platform in the U.S. retirement savings market. It is expected that the investments in these additional distribution initiatives will have a positive impact on sales which may also increase new business strain in the near term.
First Quarter 2006 / www.sunlife.com 6

Management’s Discussion & Analysis
MFS

	Quarterly Results
	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05
Revenues (US$mm)	360	354	342	332	332
Revenues (C$mm)	416	416	412	413	407
Common Shareholders’ Net Income (US$mm)	45	38	38	34	37
Common Shareholders’ Net Income (C$mm)	52	45	46	42	46
Average Net Assets (US$B)	167	158	155	147	145
Assets Under Management (US$B)	170	162	157	150	145
Net Sales/(Redemptions) (US$B)	(0.3)	1.9	1.4	3.5	0.7
Market Movement (US$B)	7.7	2.9	6.3	1.8	(2.4)
S&P 500 Index (daily average)	1,283	1,232	1,223	1,181	1,192
MFS contributed net income of C$52 million for the first quarter of 2006, an increase of 13% compared to first quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$3 million compared to the first quarter of 2005.
MFS generated net income of US$45 million for Sun Life Financial, an increase of US$8 million, or 22%, from the first quarter of 2005. Growth in average net assets of 15% resulted in an increase in revenues of 8% to US$360 million compared to the first quarter of 2005. The transfer of Retirement Services Incorporated to SLF U.S. reduced servicing revenues by US$6 million and improved earnings for MFS.
Net sales at MFS were negative US$0.3 billion for the first quarter of 2006 as continuing positive institutional net sales of US$1.4 billion did not fully offset net redemptions of retail mutual funds. Gains in the equity markets continued to fuel growth in total assets which ended March 2006 at a record US$170 billion, an increase of US$8 billion for the quarter and US$25 billion from March 2005.
SLF Asia

	Quarterly Results
	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05
Revenues ($mm)	226	257	152	167	183
Common Shareholders’ Net Income ($mm)	24	7	10	19	6
ROE (%)	10.2	4.3	9.8	17.6	5.4
SLF Asia’s first quarter 2006 revenues were up 24% over the same quarter last year primarily due to the acquisition of CMG Asia.
First quarter 2006 earnings, after the after-tax integration charge of $2 million, were up $18 million over the same period a year ago primarily due to the CMG Asia acquisition, as a result of synergies, higher investment yields and improved asset liability matching.
Strong sales results in the quarter and new distribution arrangements further enhanced the positioning of SLF Asia for profitable long-term growth. In India, Birla Sun Life Insurance Company Limited’s expansion program to double the direct sales force has progressed well and contributed to a 37% year-over-year growth in sales in local currency. Birla Sun Life finalized bancassurance agreements during the quarter with five
First Quarter 2006 / www.sunlife.com 7

Management’s Discussion & Analysis
cooperative banks in India. In China, Sun Life Everbright Life Insurance Company Limited, the Company’s joint venture operation in China, registered a 135% growth in sales in local currency, with the development of new agency operations in Zhejiang province and strong alternate distribution production.
Corporate
Corporate includes the results of Sun Life Financial’s U.K. operations (SLF U.K.), the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results
	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05
Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	38	58	48	39	47
Reinsurance	9	(18)	(6)	15	14
Other	9	(17)	(29)	(6)	19

Total	56	23	13	48	80
Common shareholders’ net income of $56 million reflected the negative impact of currency on SLF U.K., poor mortality experience in Reinsurance and a reserve strengthening in run-off reinsurance.
•	SLF U.K. earnings were $9 million lower than in the first quarter of 2005, primarily due to the $6 million impact of the strengthening of the Canadian dollar relative to the U.K. pound.
•	Current quarter results in Reinsurance reflect the $14 million impact of adverse mortality relative to the first quarter of 2005, which was partially offset by reduced new business strain compared to the first quarter of 2005.
•	Earnings in Other were $10 million lower compared to the first quarter of 2005 primarily due to a reserve strengthening for the long-term care product in run-off reinsurance.
First Quarter 2006 / www.sunlife.com 8

Management’s Discussion & Analysis
Additional Financial Disclosure
Revenue
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $5.3 billion in the first quarter of 2006 increased by $227 million over the same period in 2005. Excluding the unfavourable impact of $208 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew $435 million. The increase in revenues was due to higher premiums in all business groups, increased investment income and higher asset management fees.
Premium revenue rose to $3.0 billion, improving by $83 million over the first quarter last year or by $187 million excluding the unfavourable impact of $104 million due to the strengthening of the Canadian dollar. SLF Canada’s higher premiums of $108 million from Group Benefits due to business growth and the termination of a reinsurance agreement were partly offset by the $75 million reduction in Group Wealth premiums which had recorded a large sale in the first quarter of 2005. Premium revenue in SLF U.S. remained flat as the lower premiums from U.S. Annuities, largely from equity-indexed annuities, were offset by higher premiums of Individual Life and Group Health.
First quarter 2006 net investment income grew $105 million, or 7%, from the first quarter of 2005 despite an unfavourable impact of $64 million due to the strengthening of the Canadian dollar. Fluctuations in equity markets and interest rate levels were the main drivers of this increase.
Fee income of $753 million in the first quarter of 2006 was up $79 million from the same period in 2005, before an unfavourable currency translation impact of $40 million, with additional asset management fees earned on higher asset levels.
Assets Under Management
AUM reached $402.4 billion at March 31, 2006 compared to $387.4 billion at December 31, 2005, and $365.8 billion at March 31, 2005. The increase of $15 billion between December 31, 2005 and March 31, 2006, primarily resulted from business growth and
(i)	market movements of $12.5 billion
(ii)	an increase from the weakening of the Canadian dollar against foreign currencies at the end of the first quarter of 2006 of $0.8 billion, and
(iii)	net sales of mutual, managed and segregated funds of $0.4 billion.
AUM increased $36.6 billion between March 31, 2005 and March 31, 2006 mainly related to continued business growth and
(i)	market movements of $33.8 billion
(ii)	net sales of mutual, managed and segregated funds of $8.2 billion
(iii)	an increase of $4.4 billion from the CMG Asia acquisition, partially offset by
(iv)	a decrease from the strengthening of the Canadian dollar against foreign currencies of $12.9 billion.
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $112.4 billion at March 31, 2006, compared to $110.4 billion a year earlier. Increases due to business growth as well as $2.2 billion reflecting the acquisition of CMG Asia were partly reduced by $3.3 billion from the stronger Canadian dollar.
Actuarial and other policy liabilities of $77.4 billion at March 31, 2006 were $801 million higher than at March 31, 2005. Business growth mostly in SLF Canada and SLF U.S. and an increase of $1.6 billion from the acquisition of CMG Asia were offset by the $2.3 billion effect from the stronger Canadian dollar.
First Quarter 2006 / www.sunlife.com 9

Management’s Discussion & Analysis
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $16.0 billion at March 31, 2006, $536 million higher than at December 31, 2005. Shareholders’ net income, before preferred share dividends of $11 million, contributed $502 million and the issuance of Class A Preferred Shares Series 3 added $245 million. Currency fluctuations further increased equity by $32 million. Dividend payments on common shares of $160 million and $72 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs, somewhat diminished these increases.
At March 31, 2006, Sun Life Financial Inc. had 580,895,493 common shares and 39,000,000 preferred shares outstanding.
Cash Flows

	Quarterly Results
($mm)	Q1/06	Q1/05
Cash and cash equivalents, beginning of period	2,740	3,748
Cash flows provided by (used in):
Operating activities	867	736
Financing activities	699	148
Investing activities	(403)	(710)
Changes due to fluctuations in exchange rates	(1)	37

Increase in cash and cash equivalents	1,162	211

Cash and cash equivalents, end of period	3,902	3,959
Short-term securities, end of period	1,275	1,898

Total cash, cash equivalents and short-term securities	5,177	5,857

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2006 decreased $680 million from the first quarter of 2005 mainly as a result of a net increase in investments in long-term assets and the acquisition of CMG Asia in the fourth quarter of 2005. Financing activities reflect the issuance of $700 million fixed/floating debentures and preferred shares of $250 million issued in March 2006 compared to $400 million preferred shares issued during the first quarter of 2005.
Risk Management
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2005. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
First Quarter 2006 / www.sunlife.com 10

Management’s Discussion & Analysis
Regulatory and Legal Matters
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions. While it is not possible to predict the resolution of these matters, management expects that their ultimate resolution will not be material to the Company’s consolidated financial condition or results of operations.
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004 and it is not possible to predict the outcome of these actions at this time. Sun Life Financial Inc. and its subsidiaries are also engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual MD&A, annual financial statements and AIF for the year ended December 31, 2005. Copies of these documents are available at www.sedar.com.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $51 million charge taken in the third quarter of 2005 related to the Cuprum sale and the integration charges for CMG Asia of $12 million and $2 million taken in the fourth quarter of 2005 and the first quarter of 2006, respectively.
Forward-Looking Statements
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
First Quarter 2006 / www.sunlife.com 11

Management’s Discussion & Analysis
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
First Quarter 2006 / www.sunlife.com 12